Ms. Cecilia Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
Washington, D.C. 20549-7010

August 13, 2008

Re:	Johnson Controls, Inc. Comment letter dated August 1, 2008 Commission File No. 1-05097
Dear Ms. Blye:
In response to the comment letter dated August 1, 2008 relating to the limited review of our Form 10-K for the fiscal year ended September 30, 2007 filed on November 29, 2007, the following is Johnson Controls, Inc.’s (“the Company’s”) response to comments (1) and (2).
1. The Commission’s comment was as follows:
We are aware of an OFAC Enforcement Information release dated May 2, 2008, which states that your subsidiary, York International Corporation, has paid a penalty to settle allegations of violations of the Iranian Transactions Regulations and the Sudanese Sanctions Regulations. In addition, you state on page 3 of the Form 10-K that you own plants in the Middle East, and on page 6 that you operate in the Middle East.
Since the Middle East as a region is generally understood to include Iran, Sudan and Syria, which are identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls, please advise us whether you have business contacts with, or operations in, these countries. We note that your Form 10-K does not include disclosure regarding any contacts with these countries. If applicable, please describe to us the nature and extent of your past, current, and anticipated contact with Iran, Sudan and Syria, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, equipment, components, technology, or services you have provided into the referred countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referred countries or entities controlled by those governments.
Prior to the Company’s acquisition of York International Corporation (“York”), York’s foreign subsidiary in the United Arab Emirates, York Air Conditioning and Refrigeration FZE (“York FZE”), sold air conditioning and refrigeration parts, equipment and services to customers in numerous countries in the Middle East, including Sudan, Iran and Syria. Such sales were

Ms. Cecilia Blye
August 13, 2008

with commercial customers in these countries and did not involve agreements or commercial arrangements with the governments of Sudan, Iran or Syria, or, to the best of the Company’s knowledge, with any entities controlled by those governments. Once the Company became aware of such sales by York FZE, the Company, with the assistance of experienced external counsel, conducted an internal compliance review of applicable York FZE transactions, strengthened York FZE’s internal procedures to ensure ongoing compliance with U.S. export control law, and instituted a full cessation of all York FZE dealings with countries subject to U.S. economic sanctions. As part of the Company’s corrective action, the Company made voluntary disclosures to OFAC and BIS concerning York FZE’s prior sales into Sudan, Iran, and Syria. These disclosures and their disposition are discussed below. The Company currently has no business contacts with Sudan, Iran or Syria and does not anticipate having any, except if authorized under U.S. export control law.
2. The Commission’s comment was as follows:
You state on page 13 of the Form 10-K that you are offering “continued cooperation” to federal agencies such as the Departments of Treasury and Commerce. Please clarify to us whether your cooperation with these agencies is respect to proceedings instituted against you for alleged violations of U.S. economic sanctions and export controls. If so, please tell us, in reasonable detail and with a view to disclosure in future filings, the material facts underlying the proceedings against you or any of your subsidiaries. Your description should include the names of the specific agencies (for example, OFAC or BIS) involved, the nature and dates of the alleged violations, the resolution or current status of the proceedings, and any dollar amounts paid by you as part of a penalty or settlement. Finally, briefly discuss any remedial or preventative measures you have undertaken or intend to implement in the context of the alleged violations.
On May 17, 2006 and June 7, 2006, respectively, the Company submitted voluntary disclosures to OFAC and to BIS concerning the above-referenced sales made by York FZE. They included approximately 500 sales and service transactions with customers in Sudan and Iran during the September 28, 2001- January 12, 2006 period and four re-exports of U.S.-origin parts to Syria during the June 2004 - July 2005 period. The voluntary disclosure to OFAC was resolved through an April 23, 2008 settlement agreement under which York remitted $669,507 to settle allegations of violations of the Iranian Transactions Regulations, Sudanese Sanctions Regulations, and the Iraqi Sanctions Regulations.1 The voluntary disclosure to BIS was resolved with the July 25, 2007 issuance of a warning letter from BIS involving no penalties. The OFAC settlement agreement and BIS warning letter reflect the Company’s commitment to the highest standards of legal compliance, its full cooperation with these agencies in discovering, correcting and reporting the alleged violations, and the Company’s significant advances in developing a robust, company-wide trade compliance program that includes the establishment of effective export control procedures, automated

[1]	The settlement also included alleged improper payments to the Government of Iraq in connection with the licensed sale of air conditioning equipment to Iraq under the United Nations Oil-For-Food Program.

Ms. Cecilia Blye
August 13, 2008

transaction screening, extensive compliance training for personnel at different levels throughout the Company, and a program of internal compliance reviews of Company operations.
In addition, as requested by the Commission, the Company acknowledges the following representations:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We have appreciated the opportunity to provide additional clarification on the comments raised in your correspondence and to improve the overall disclosure in our future filings with the Commission. If there are any further comments or questions, please do not hesitate to contact me at (414) 524-3422.
Very truly yours,
JOHNSON CONTROLS, INC.
/s/ R. Bruce McDonald
R. Bruce McDonald
Executive Vice President and
Chief Financial Officer